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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                        Supreme Realty Investments, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    868636200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Pingxin Liu
                  No. 5A, Zuanshi Ge, Fuqiang Yi Tian Ming Yuan
                                   Fu Tian Qu
                            Shenzhen City, P.R. China
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 25, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 868636200
--------------------------------------------------------------------------------
       1.  Name of Reporting Person:      I.R.S. Identification Nos. of above
           Pingxin Liu                    persons (entities only):
--------------------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group (See Instructions):
           (a) |_|
           (b) |_|
--------------------------------------------------------------------------------
       3.  SEC Use Only:
--------------------------------------------------------------------------------
       4.  Source of Funds (See Instructions):
           PF
--------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): |_|
--------------------------------------------------------------------------------
       6.  Citizenship or Place of Organization:
           China
--------------------------------------------------------------------------------
               7.   Sole Voting Power: 8,250,000 shares of Common Stock
  Number of
    Shares     -----------------------------------------------------------------
 Beneficially  8.   Shared Voting Power:
   Owned by         0
Each Reporting -----------------------------------------------------------------
 Person With   9.   Sole Dispositive Power:
                    8,250,000 Shares of Common Stock
               -----------------------------------------------------------------
               10.  Shared Dispositive Power:
                    0
--------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person:
           8,250,000
--------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
           |_|
--------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11):
           12.2%
--------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions):
           IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer

      The class of equity securities to which this Schedule 13D relates is the common stock of Supreme Realty Investments, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at No. 5A, Zuanshi Ge, Fuqiang Yi Tian Ming Yuan, Fu Tian Qu, Shenzhen City, P.R. China.

Item 2. Identity and Background

      This Schedule 13D is being filed on behalf of Pingxin Liu (the "Reporting Person"). The address of Mr. Liu is No. 5A, Zuanshi Ge, Fuqiang Yi Tian Ming Yuan, Fu Tian Qu, Shenzhen City, P.R. China. Mr. Liu, a citizen of China is a business consultant.

      During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor is the Reporting Person a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

Item 3. Source and Amount of Funds or Other Consideration

      Mr. Liu purchased 8,250,000 shares of common stock of the Issuer in exchange for a promissory note in the amount of $135,000 and $15,000 of his personal funds.

Item 4. Purpose of Transaction

         On May 4, 2006, the Issuer entered into a Subscription Agreement with 10 different investors (collectively referred to herein as "Investors"). Pursuant to the terms of the Subscription Agreement, the Registrant issued and sold 55,000,000 shares of its common stock to the Investors in a private placement exempt from the registration requirements of Section 5 of the Securities Act of 1933. The Issuer sold the shares at a price of $0.0182 per share, for aggregate offering consideration of $1,000,000. The transaction closed on May 25, 2006. There are no material relationships between the Issuer or its affiliates and the Investors, other than in respect of the Subscription Agreement.

Item 5. Interest in Securities of the Issuer

         (a) 8,250,000 shares of common stock of the Issuer (constituting 12.22% of the Issuer's issued and outstanding common stock), acquired on May 25, 2006 pursuant to the Subscription Agreement.

         (b) Mr. Liu has the sole power to vote or to direct the vote and the power to dispose or to direct the disposition of, the 8,250,000 shares of common stock of the Issuer that he owns.

         (c) Transactions in the securities effected during the past sixty days:
None, other than the transactions described in Item 4 of this Schedule 13D.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Pingxin Liu.

      (e) The date on which the Reporting Person ceased to be beneficial owners of more than five percent of the class of securities: Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      See Item 4 of this Schedule 13D for a description of the contracts and arrangements between Pingxin Liu and others with respect to the common stock of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Subscription Agreement

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      /s/ Pingxin Liu
                                      -----------------------------
                                      Pingxin Liu
Date:   6-7-06

                                                                       Exhibit A


================================================================================




                             SUBSCRIPTION AGREEMENT

                                  BY AND AMONG

                        SUPREME REALTY INVESTMENTS, INC.

                                       AND

                       THE INVESTORS LISTED ON SCHEDULE 1



                             Dated as of May 4, 2006




================================================================================

THE SECURITIES OFFERED BY THIS SUBSCRIPTION AGREEMENT HAVE NOT BEEN REGISTERED WITH OR APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, NOR HAS SUCH COMMISSION OR ANY STATE SECURITIES BUREAU, COMMISSION OR OTHER REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THIS SUBSCRIPTION AGREEMENT. ACCORDINGLY, YOU MAY NOT OFFER OR SELL THE OFFERED SECURITIES IN THE UNITED STATES OR TO U.S. PERSONS (AS SUCH TERM IS DEFINED IN RULE 902(K) PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT")) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR EVIDENCE ACCEPTABLE TO US AND OUR COUNSEL, WHICH MAY INCLUDE AN OPINION OF COUNSEL, THAT REGISTRATION IS NOT REQUIRED. HEDGING TRANSACTIONS INVOLVING THE OFFERED SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


THIS SUBSCRIPTION AGREEMENT MAY NOT BE SHOWN OR GIVEN TO ANY PERSON OTHER THAN THE PERSON WHOSE NAME APPEARS ON SCHEDULE 1 AND MAY NOT BE PRINTED OR REPRODUCED IN ANY MANNER WHATSOEVER. FAILURE TO COMPLY WITH THIS DIRECTIVE CAN RESULT IN A VIOLATION OF THE SECURITIES ACT. ANY FURTHER DISTRIBUTION OR REPRODUCTION OF THIS SUBSCRIPTION AGREEMENT IN WHOLE OR IN PART, OR THE DIVULGENCE OF ANY OF ITS CONTENTS BY AN OFFEREE, IS UNAUTHORIZED. BY ACCEPTING THIS SUBSCRIPTION AGREEMENT, YOU EXPRESSLY AGREE TO COMPLY WITH THESE AND THE OTHER RESTRICTIONS CONTAINED HEREIN.

                                LIST OF EXHIBITS


         EXHIBIT A         Accredited Investor Questionnaire

         EXHIBIT B         Promissory Note

         EXHIBIT C         Stock Power

                             SUBSCRIPTION AGREEMENT

      THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made and entered into as of May 4, 2006 by and among Supreme Realty Investments, Inc., a Nevada corporation (the "Company"), and the investors named on Schedule 1 attached hereto (each such investor is referred to herein as an "Investor" and collectively as the "Investors"). Certain terms used and not otherwise defined in the text of this Agreement are defined in Article 7 of this Agreement.

                               W I T N E S S E T H

      WHEREAS, the Company desires to issue and to sell to the Investors, and the Investors desire to purchase from the Company, an aggregate of fifty five million (55,000,000) shares of Common Stock at an average per share purchase price of $0.0182, for an aggregate purchase price of one million dollars ($1,000,000), all in accordance with the terms and provisions of this Agreement.

      NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants herein contained, the parties hereto hereby agree as follows:


                                   ARTICLE I
                           AUTHORIZATION OF SECURITIES

      1.1 Authorization of Securities. Prior to the Closing Date, the Company's Board of Directors shall have taken all action necessary to authorize the issuance and sale of 55,000,000 shares of its Common Stock (the "Securities") to the Investors.

                                   ARTICLE II
                       SALE AND PURCHASE OF THE SECURITIES

      Subject to the terms and conditions set forth in this Agreement, each Investor hereby subscribes for and agrees to acquire from the Company at the Closing, and the Company hereby agrees that it shall issue to each Investor at the Closing, free and clear of any Encumbrances, the number of shares of Common Stock set forth opposite such Investor's name on Schedule 1 hereto against payment of the purchase price (the "Purchase Price") set forth on Schedule 1 hereto. Each Investor acknowledges that the Securities acquired hereunder are subject to restrictions on transfer under both the federal securities laws of the U.S. and applicable state securities laws in the U.S., and the terms of this Agreement and the Promissory Note.

                                  ARTICLE III
                                     CLOSING

      3.1 Closing. The closing of the sale to, and purchase by, the Investors of the Securities (the "Closing") shall occur at the offices of Berkman, Henoch, Peterson & Peddy, P.C., legal counsel to the Company, in Garden City, New York, or at such other location or by such other means as the parties hereto may agree, on the date hereof or at such other time and place as the parties hereto may agree (the "Closing Date"). In the event that such date is not a Business Day, the Closing Date shall be deemed to be the first Business Day following such date.

      3.2 Deliveries by the Company.

      At the Closing, the Company shall deliver to the Escrow Agent one or more certificates evidencing the number of Securities to be purchased by such Investor at the Closing, each of which shall be registered in such Investor's name or its designee, and each Investor shall deliver to the Company the executed Promissory Note and Stock Power, and the Purchase Price as per Section
3.1 below by wire transfer to the Company.

      3.3 Deliveries by the Investors. At the Closing, each Investor shall deliver to the Company:

      (a) Ten Percent (10%) of the Purchase Price payable by wire transfer of immediately available funds to an account that the Company designated in writing to each Investor prior to the Closing Date or such other funds as the Company may accept;

      (b) An executed Promissory Note in the form annexed hereto as Exhibit B, for the payment of the remaining ninety percent (90%) of the Purchase Price when the Registration Statement covering the Securities is declared effective by the SEC;

      (c) An executed Stock Power in the form annexed hereto as Exhibit C.

      (d) Such other documents as are required to be delivered by the Investor to the Company or that are, in the opinion of legal counsel to the Company, necessary or advisable for the completion of the transaction.

      3.4 Other Deliveries. At the Closing, the Company and the Investors will deliver such duly executed Transaction Documents as are required to be executed by the parties hereunder or thereunder.

      3.5 Escrow. The parties agree that Berkman, Henoch, Peterson & Peddy, P.C. shall be appointed to serve as Escrow Agent under this Agreement to hold the Securities. The Escrow Agent shall hold the Securities in escrow pursuant to the terms of this Agreement and the Promissory Note. The Escrow Agent shall release the Securities to each Investor promptly upon notification from the Company that such Investor has complied with the terms of the Promissory Note. In the event the Registration Statement has not been declared effective on or prior to the one year anniversary of the date of this Agreement (i) the Company shall return to each Investor the payment each Investor made to the Company pursuant to
Section 3.1 herein, and (ii) the Escrow Agent shall return the Securities to the Company for cancellation. Should any party attempt to change this Agreement in a manner which, in the Escrow Agent's discretion, shall be undesirable, the Escrow Agent may resign as Escrow Agent by notifying the Company and the Investors in writing. The Escrow Agent shall be reimbursed by the Company and the Investors for any reasonable expenses incurred in the event there is a conflict between the parties and the Escrow Agent shall deem it necessary to retain counsel. The Escrow Agent shall not be liable for any action taken or omitted by it in good faith in accordance with the advice of the Escrow Agent's counsel; and in no event shall the Escrow Agent be liable or responsible except for the Escrow Agent's own gross negligence or willful misconduct. The Escrow Agent has no liability hereunder to either party other than to hold the Securities and funds and to deliver them under the terms hereof. Each party hereto agrees to indemnify and hold harmless the Escrow Agent from and with respect to any suits, claims, actions or liabilities arising in any way out of this transaction including the obligation to defend any legal action brought which in any way arises out of or is related to this Escrow. The parties acknowledge that Berkman, Henoch, Peterson & Peddy, P.C. is counsel to the Company, and the Investors waive any claim for conflict of interest which may arise.

                                   ARTICLE IV
           REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE INVESTORS

      Each Investor acknowledges that this Agreement is made with the Company in reliance upon Investor's representation to the Company. Each Investor, severally as to itself and not jointly, represents and warrants to and agrees with the Company as follows:

      4.1 Regulation S Representations and Warranties.

      (a) US Person. Investor represents that it is not an "U.S. Person" as that term is defined in Rule 902(k) of Regulation S promulgated under the Securities Act, that the Investor resides outside of the United States, and that the Investor has accurately completed the accredited investor questionnaire set forth as Exhibit A attached hereto.

      (b) Dealer; Distributor. Investor represents that it is not a distributor or dealer as such term is defined in Section 2(a)(12) of the Securities Act, or a person receiving a selling concession, fee or other remuneration in connection with the Securities.

      (c)Resale Limitations. Investor understands that the Securities have not been, and will not upon issuance be, registered under the Securities Act of 1933, as amended (the "Securities Act"), and further understands that the Securities are "restricted securities" as such term is defined in Rule 144 promulgated under the Act and may be resold without registration under the Act and the applicable rules and regulations under the Act, only in very limited circumstances. In this connection, Investor represents that it is familiar with the terms and provisions of Regulation S (including Rule 903 and Rule 904 promulgated under the Securities Act) and Rule 144 promulgated under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act. Investor further agrees that all offers and sales of the Securities prior to the expiration of the one year distribution compliance period shall be made in accordance with the terms and provisions of the Securities Act including without limitation Rules 144, 903 and 904 promulgated under the Securities Act, pursuant to a registration of the Securities under the Securities Act, or pursuant to an available exemption from the registration requirements of the Securities Act.

      (d)Hedging Transactions. Investor agrees not to engage in hedging transactions with regard to the Securities prior to the expiration of the one-year distribution compliance period.

      (c)Restrictive Legends. Investor further understands that the certificates evidencing the Securities shall bear one or more of the following legends:

      "These securities have not been registered under the Securities Act of 1933, as amended (the "Act"). They may not be sold, offered for sale, pledged or hypothecated in the absence of a registration statement in effect with respect to the securities under the Act unless an opinion of counsel to the Company is delivered to the effect that such registration is not required or that the securities are being sold pursuant to Rule 144 of the Act and therefore this legend should be removed."

      "Transfer of these securities is prohibited except in accordance with the provisions of Regulation S promulgated under the Securities Act of 1933, as amended (the "Act"), pursuant to registration under the Act, or pursuant to an available exemption from registration. Hedging transactions involving these securities may not be conducted unless in compliance with the Act."

      "These securities are subject to the provisions of that certain Subscription Agreement and Promissory Note between the Company and the original holder hereof, and may not be sold, offered for sale, pledged or hypothecated unless permitted under such documents."

      Any legend required by the securities laws of any applicable jurisdictions.

      (f) Acquisition for Own Account. Investor hereby confirms that the Securities will be acquired for investment for Investor's own account, not as a nominee or agent and not with a view to the resale or distribution of any part thereof, not for the benefit or the account of a U.S. Person, and that Investor does not have any present intention of selling, granting any participation in or otherwise distributing any such Securities. Investor further represents that Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer, encumber, pledge, hypothecate or grant participations to such person or to any third person, with respect to any of the Securities.

      (g) No Public Review/ No Soliciting Materials. Investor understands that no federal or state agency has recommended or endorsed the purchase of the Securities or passed on the adequacy or accuracy of the information set forth in this Agreement. Investor acknowledges that it has not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, newspaper or magazine article or advertisement, radio or television advertisement, or any other form of advertising or general solicitation with respect to the sale of the Securities.

      4.2 General Representations and Warranties.

      (a)Organization. If Investor is an entity, Investor is validly existing and in good standing under the laws of its jurisdiction of organization, and has all requisite power and authority to enter into this Agreement and consummate the transactions contemplated hereby.

      (b)Validity. The execution, delivery and performance of this Agreement, and the other documents and instruments referred to herein, in each case to which Investor is a party, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary action on the part of Investor. This Agreement and each other Transaction Document have been duly and validly executed and delivered by Investor and assuming their due authorization, execution and delivery by the Company constitute a valid and binding obligation of Investor, enforceable against it in accordance with the terms of each Transaction Document, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other similar laws now or hereafter in effect relating to or affecting creditors' rights generally and the rights of creditors of insurance companies generally.

      (c)Disclosure of Information. Investor acknowledges that it has received or has had the opportunity to review all the information it considers necessary or appropriate for deciding whether to purchase the Securities. Investor further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and the business, properties, prospects and financial condition of the Company. Investor further acknowledges that it has been advised to carefully review the Company's filings with the U.S. Securities and Exchange Commission. Investor is aware of the Company's current limited operations, "shell company" status, and financial condition and is making this investment on an "As Is, Where Is" basis.

      (d)Investment Experience. Investor is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters such that it is capable of evaluating the merits and risks of the investment in the Securities. If the Investor is an entity, Investor represents that it has not been organized for the purpose of acquiring the Securities.

      (e)Acknowledgment of Risk. Investor understands the risks involved in investing in the Company and represents that it can bear the full loss of its investment in the Company.

      (f) Tax Consequences. Investor is aware that there can be no assurance regarding the federal, state or local tax consequences of an investment in the Company, nor can there be any assurance that the Code or the regulations promulgated thereunder or other applicable laws and regulations will not be amended at some future time in such manner as to deprive the Company and its stockholders of any tax benefits that might be received. In making this investment, Investor is relying upon the advice of its personal tax advisor with respect to the tax aspects of an investment in the Company and not on the Company or any agent thereof.

      (g)Tax Allocation. Investor understands that taxable income and gain allocated to the Investor by the Company and the tax on the portion thereof allocated to the Investor for any year may exceed the cash distributions from the Company to the Investor and, if so, the Investor will have to look to sources other than distributions from the Company to pay such tax.

      (h)Brokers. There is no broker, investment banker, financial advisor, finder or other Person which has been retained by or is authorized to act on behalf of Investor who might be entitled to any fee or commission for which the Company will be liable in connection with the execution of this Agreement.

      (i)Reverse Stock Split. Investor acknowledges that it is aware of, and consents to, ten for one reverse stock split of its Common Stock the Board of Directors of the Company is presently contemplating, which will be effective after the closing of the transactions contemplated by this Agreement.

                                   ARTICLE V
            REPRESENTATIONS, WARRANTIES AND COVENANTS BY THE COMPANY

      The Company represents and warrants to and agrees with each Investor as follows:

      5.1 Limitation. The Company makes no representations or warranties other than the representations and warranties contained in this Agreement.

      5.2 Due Issuance and Authorization of Capital Stock. All of the outstanding shares of capital stock of the Company have been validly issued and are fully paid and nonassessable. No shares of capital stock of the Company are subject to any lien, claim, judgment, charge, mortgage, security interest, pledge, escrow equity or other encumbrance of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, and any lease in the nature thereof) and any option, trust or other preferential arrangement having the practical effect of any of the foregoing (collectively, "Encumbrances") and the sale and delivery of the Securities to the Investor pursuant to the terms hereof will vest in the Investor legal and valid title to such Securities free and clear of all Encumbrances.

      5.3 Organization. The Company is a corporation validly existing and in good standing under the laws of the State of Nevada.

      5.4 Authorization; Enforcement. The Company has all requisite corporate power and has taken all necessary corporate action required for the due authorization, execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the issuance of the Securities).

      5.5 Issuance of Shares. Upon issuance against payment of the Purchase Price, the Securities will be duly authorized, validly issued, fully paid and non-assessable, and such Securities will be free from all taxes, liens, claims and Encumbrances, and will not impose personal liability upon the holder thereof.

      5.6 Registration. The Company will use its best efforts to promptly file with the SEC a Registration Statement registering the Securities for resale.

                                   ARTICLE VI
                                  RISK FACTORS

THIS OFFERING INVOLVES AN EXTREMELY HIGH DEGREE OF RISK. IT IS POSSIBLE THAT EACH INVESTOR MAY LOSE HIS ENTIRE INVESTMENT IN THE COMPANY. THERE CAN BE NO ASSURANCE THAT AN ADEQUATE MARKET WILL DEVELOP IN THE SECURITIES OF THE COMPANY NECESSARY TO SELL THE SECURITIES. THE SECURITIES ARE SUBJECT TO SUBSTANTIAL RESTRICTIONS ON TRANSFER THAT MAY MAKE IT DIFFICULT FOR INVESTORS TO LIQUIDATE THEIR INVESTMENT IN THE COMPANY. THESE RISK FACTORS ARE NOT, AND ARE NOT MEANT TO BE, COMPLETE. INVESTORS SHOULD CAREFULLY CONSIDER ALL RISKS ASSOCIATED WITH THE INVESTMENT, AND SHOULD CAREFULLY REVIEW THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

ARTICLE VII
                                   DEFINITIONS

      7.1 Definitions. Unless the context otherwise requires, the terms defined in this Section 7.1 shall have the meanings specified for all purposes of this Agreement.

      Except as otherwise expressly provided, all accounting terms used in this Agreement, whether or not defined in this Section 7.1, shall be construed in accordance with United States generally accepted accounting principles.

      "Affiliate" of any Person means any other Person which directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. The term "control" (including the terms "controlled by" and "under common control with") as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

      "Agreement" means this Subscription Agreement.

      "Business Day" means a day other than a Saturday, Sunday or day on which banking institutions in Los Angeles, California are authorized or required to remain closed.

      "By-Laws" shall mean the By-Laws of the Company as in effect on the Closing Date and as hereafter from time to time amended, modified, supplemented or restated.

      "Common Stock" means the shares of the Company's common stock with a par value of $0.001 per share authorized in, and designated as, "Common Stock" in the Company's Articles of Incorporation.

      "Closing" has the meaning assigned to it in Section 3.1 hereof.

      "Closing Date" has the meaning assigned to it in Section 3.1 hereof.

      "Code" means the Internal Revenue Code of 1986, as amended.

      "Encumbrances" has the meaning assigned to it in Section 5.2 hereof.

      "Escrow Agent" shall mean Berkman, Henoch, Peterson & Peddy, P.C.

      "Indemnification Period" shall have the meaning set forth in Section 8.3.

      "Indemnified Party" shall have the meaning set forth in Section 8.3.

      "Indemnifying Party" shall have the meaning set forth in Section 8.3.

      "Investor" has the meaning set forth in the recitals.

      "Losses" shall have the meaning set forth in Section 8.3.

      "Person" means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, incorporated organization, association, corporation, institution, public benefit corporation, government (whether federal, state, country, city, municipal or otherwise, including, without limitation, any instrumentality, division, agency, body or department thereof) or other entity.

      "Purchase Price" has the meaning assigned it in Section 2.1 hereof.

      "Registration Statement" shall mean the registration statement to be filed by the Company with the SEC under the Securities Act for the resale of the Securities by the Investors.

      "SEC" means the Securities and Exchange Commission.

      "Securities" shall have the meaning assigned to such term in Section 1.1 hereof.

      "Securities Act" or "Act" means the Securities Act of 1933, as amended.

      "Third Party Claimant" shall have the meaning set forth in Section 8.3.

      "Transaction Documents" shall mean this Agreement and all other documents as are required to be delivered by the Investor to the Company pursuant to this Agreement.

      "U.S." means the United States of America.

                                  ARTICLE VIII
                                  MISCELLANEOUS

      8.1 Waivers and Amendments. Upon the approval of the Company, and the written consent of the each of the Investors (a) the obligations of the Company, and the rights of an Investor under this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively and either for a specified period of time or indefinitely), and (b) the Company, may enter into a supplemental agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement, or of any supplemental agreement or modifying in any manner the rights and obligations hereunder or thereunder of the Investors and the Company; provided, however, that without each Investor's written consent, no such amendment or waiver shall affect adversely such Investor's rights hereunder in a discriminatory manner inconsistent with its adverse effects on rights of other Investors hereunder (other than as reflected by the different number of shares held by such Investors).

      The foregoing notwithstanding, no such waiver or supplemental agreement shall affect any of the rights of any holder of a security created by any subsequent amendments to the Articles of Incorporation or by the Nevada General Corporation Law without compliance with all applicable provisions of the Articles of Incorporation as may be amended and the Nevada General Corporation Law.

      Neither this Agreement, nor any provision hereof, may be changed, waived, discharged or terminated orally or by course of dealing, but only by a statement in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought, except to the extent provided in this Section.

      8.2 Notices. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be hand delivered or mailed postage prepaid by registered or certified mail or transmitted by facsimile transmission (with immediate telephonic confirmation thereafter),

            (a) If to an Investor, to the respective addresses set forth on the counterpart signature pages of this Agreement signed by such Investor:

      or    (b)   If to the Company: No. 5A, Zuanshi Ge, Fuqiang Yi Tian Ming
                  Yuan, Fu Tian Qu, Shenzhen City, P.R. China Facsimile No.:
                  (310) 441 1883

or at such other address as the Company or an Investor each may specify by written notice to the others, and each such notice, request, consent and other communication shall for all purposes of the Agreement be treated as being effective or having been given when delivered if delivered personally, upon receipt of facsimile confirmation if transmitted by facsimile, or, if sent by mail, at the earlier of its receipt or 72 hours after the same has been deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and postage prepaid as aforesaid.

      8.3 Indemnification of the Company.

      (a) Each Investor, severally as to itself and not jointly, hereby indemnifies the Company against and agrees to hold the Company harmless from any and all Losses arising out of any misrepresentation or breach of any representation, warranty or covenant by such Investor pursuant to this Agreement.

      (b) Claims Notice. In the event the Company wishes to assert a claim for indemnification hereunder, (the "Indemnified Party") it shall deliver written notice (a "Claims Notice") to the applicable Investor (the "Indemnifying Party"), specifying the facts constituting the basis for, and the amount (if known) of the claim asserted.

      (c) Third Party Claims. Upon making any indemnification payment, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Loss to which the payment relates; provided, however, that until the Indemnified Party recovers full payment of its Loss, any and all claims of the Indemnifying Party against any such third party on account of the payment are hereby made expressly subordinated and subjected in right of payment to the Indemnified Party's rights against such third party. Without limiting the generality of any other provision hereof, the Indemnified Party and Indemnifying Party will duly execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation and subordination rights.

      (d) Right to Contest Claims of Third Parties.

      (i) If an Indemnified Party asserts, or may in the future seek to assert, a claim for indemnification hereunder because of any action, cause of action or suit brought by any Person not a party to this Agreement (a "Third Party Claimant") that may result in a Loss with respect to which the Indemnified Party would be entitled to indemnification pursuant to this Section 8.3 (an "Asserted Liability"), the Indemnified Party shall deliver to the Indemnifying Party a Claims Notice with respect thereto, which Claims Notice shall, in accordance with the provisions of Section 8.2 hereof, be delivered as promptly as practicable after an action in connection with such Asserted Liability is commenced against the Indemnified Party.

      (ii) The Indemnifying Party shall have the right, upon written notice to the Indemnified Party, to investigate, contest, defend or settle any Asserted Liability that may result in a Loss with respect to which the Indemnified Party is entitled to indemnification pursuant to this Section 8.3; provided that (A) the counsel for the Indemnifying Party who conducts the defense of such claim or litigation is reasonably satisfactory to the Indemnified Party, and (B) the Indemnified Party may, at its option and at its own expense, participate in the investigation, contesting, defense or settlement of any such Asserted Liability through representatives and counsel of its own choosing (it being understood that the Indemnifying Party shall bear the cost of such counsel if the Indemnified Party in good faith determines that it may have one or more defenses or counterclaims that are inconsistent with one or more of those of the Indemnifying Party in respect of the Asserted Liability); and, provided further, that the Indemnifying Party shall not settle any Asserted Liability unless (i) such settlement is on exclusively monetary terms and provides as an unconditional term an immediate release of the Indemnified Party for all liability with respect to such Asserted Liability or (ii) the Indemnified Party has consented to the terms of such settlement. If requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, cooperate with reasonable requests of the Indemnifying Party and its counsel in contesting any Asserted Liability, including, if appropriate and related to the Asserted Liability in question, in making any counterclaim against the Third Party Claimant, or any cross-complaint against any Person (other than the Indemnified Party or its Affiliates). If the Indemnifying Party fails to undertake the defense of the Asserted Liability reasonably promptly, the Indemnified Party may, at its option and at the Indemnifying Party's expense, to do so in such manner as it deems appropriate; provided, however, that the Indemnified Party shall not settle or compromise any Asserted Liability for which it seeks indemnification hereunder without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld or delayed).

      (iii) The Indemnifying Party may participate in (but not control) the defense of any Asserted Liability that it has not elected to defend with its own counsel and at its own expense.

      (iv) The Indemnifying Party and the Indemnified Party shall make mutually available to each other all relevant information in their possession relating to any Asserted Liability (except to the extent that such action would result in a loss of attorney-client privilege or would violate any applicable law) and shall cooperate with each other in the defense thereof.

      (e) No Duplication; Sole Remedy.

      (i) Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation or warranty.

      (ii) The parties' respective rights to indemnification provided for in this Section 8.3 shall be the exclusive remedy for any Losses for which indemnification is provided hereunder; provided, however, that nothing contained herein shall prevent an Indemnified Party from pursuing remedies that may be available to such party under applicable law in the event of an Indemnifying Party's failure to comply with its indemnification obligations under this
Section 8.3 or in the case of fraud.

      8.4 Survival of Representations, Warranties and Covenants. The representations and warranties of the parties hereto made pursuant to this Agreement shall survive the Closing until two (2) years after the Closing Date, provided that the representations and warranties contained in Sections 4.1, 4.2, 5.2, and 5.3 shall survive indefinitely.

      8.5 No Implied Waivers. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

      8.6 Successors and Assigns. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto, the successors and assigns of the respective Investors and the successors of the Company whether so expressed or not. None of the parties hereto may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto, except that an Investor may, without the prior consent of the Company, assign its rights hereunder to any of its Affiliates. This Agreement shall not inure to the benefit of or be enforceable by any other Person.

      8.7 Headings. The headings of the Sections and paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement. 8.8 Governing Law. This Agreement will be governed by and construed under the laws of the State of New York without regard to its conflicts of laws rules.

      8.9 Expenses. Except as otherwise specifically provided in this Agreement, the parties to this Agreement shall bear their respective costs and expenses incurred in connection with the preparation and execution of this Agreement and the transactions contemplated hereby.

      8.10 Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal or state court located in the County of New York and State of New York, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8.2 shall be deemed effective service of process on such party.

      8.11 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

      8.12 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Agreement shall become effective when each party hereto has received counterparts hereof signed by all of the other parties hereto.

      8.13 Entire Agreement. This Agreement and the other Transaction Documents contain the entire agreement among the parties hereto with respect to the subject matter hereof and such Agreement supersedes and replaces all other prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof.

      8.14 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

      8.15 No Further Obligation. Following the Closing, except for the payment by each Investor of the Purchase Price in accordance with the terms hereof, no Investor has any further obligation to invest in the Company under this Agreement, the other Transaction Documents, or any of the transactions contemplated hereby or thereby.

      IN WITNESS WHEREOF, the Investors hereto have caused this Subscription Agreement to be duly executed as of the day and year first above written.


Supreme Realty Investments, Inc.:       Escrow Agent
                                        Berkman, Henoch, Peterson & Peddy, P.C.



--------------------------              --------------------------
ZUJUN XU                                Jeffrey M. Stein, Esq.
Chairman of the Board/ Chief
Executive Officer/ Chief
Financial Officer


Investors:
-------------------- ------------------------------------- -------------------------- ------------------------------------
Name                              Signature                Name                                    Signature
-------------------- ------------------------------------- -------------------------- ------------------------------------
1) Yujiao Xiong                                            6) Wei Liu

-------------------- ------------------------------------- -------------------------- ------------------------------------

2) Youming Xiong                                           7) Juhua Wang

-------------------- ------------------------------------- -------------------------- ------------------------------------

3) Chaohui Wu                                              8) Shaoke Chen

-------------------- ------------------------------------- -------------------------- ------------------------------------

4) Pingxin Liu                                             9) Hanping Lee

-------------------- ------------------------------------- -------------------------- ------------------------------------

5) Bo Chen                                                 10) Mingtung Chen

-------------------- ------------------------------------- -------------------------- ------------------------------------

EXHIBIT A

ACCREDITED INVESTOR QUESTIONNAIRE

To:   Supreme Realty Investments, Inc. (the "Company")

      The undersigned hereby represents and warrants that the information contained in this accredited investor questionnaire is true and accurate and 9acknowledges that the Company is relying thereon.

Status as an "Accredited Investor".  Investor is (check ALL that apply):

_____ (i) A natural person whose individual net worth (assets less liabilities), or joint net worth with his or her spouse, exceeds $1,000,000.

_____ (ii) A natural person whose individual income was in excess of $200,000, or whose joint income with his or her spouse was in excess of $300,000, in each of the two most recent years, and who has a reasonable expectation of reaching the same income level for the current year.

_____ (iii) A director or an executive officer of the Company.

_____ (iv) A bank, insurance company, registered investment business development company, small business investment company or employee benefit plan.

_____ (v) A savings and loan association, credit union, or similar financial institution, or a registered broker or dealer.

_____ (vi) A private business development company.

_____ (vii) An organization described in Section 501(c)(3) of the Internal Revenue Code with assets in excess of $5,000,000.

_____ (viii) A corporation, Massachusetts or similar business trust, or partnership with assets in excess of $5,000,000.

_____ (ix) A trust with assets in excess of $5,000,000.

_____ (x) An entity in which all of the equity owners are accredited investors. Also check the item(s) [(i)-(ix)] that apply to the equity owners. [This item is not available to an irrevocable trust.]

_____ (xi) A self-directed IRA, Keogh, or similar plan of which the individual directing the investments qualifies as an "accredited investor" in one or more of items (i)-(x) above. Also check the item(s) [(i)-(x)] that apply to the individual.

_____ (xii) None of the above.

The undersigned submits this accredited investor questionnaire as of the date written below.


--------------------------
Name:

                                 PROMISSORY NOTE
                              AND PLEDGE AGREEMENT



$______,000                                                          May  , 2006


      _______________ residing at ________________________ (the "Maker")
promises to pay the principal amount of $_____________ (the "Principal Amount") to the order of Supreme Realty Investments, Inc. (the "Payee"), a Nevada corporation, within five business days of written notification from the Payee that a registration statement (the "Registration Statement") pursuant to the Securities Act of 1933, as amended, filed by the Payee with the Securities and Exchange Commission (the "SEC") registering the shares of Payee's Common Stock was declared effective by the SEC (the "Maturity Date").

      By Maker's execution and delivery of this Promissory Note and Pledge Agreement (the "Note") and Payee's acceptance of thereof, Maker and Payee acknowledge and agree that the proceeds of this Note to Maker shall be used to finance the Maker's purchase of ___________ shares of the Payee's common stock, par value $.001 per share (the "Shares") pursuant to a Subscription Agreement dated the date hereof (the "Subscription Agreement"), which Shares the Payee has agreed to cause to be registered for resale pursuant to the Securities Act of 1933, as amended.

      The rights, duties and obligations of (a) Maker under this Note may not be assigned without the prior consent of Payee and (b) Payee under this Note may be assigned without the prior consent of Maker.

      In order to secure (i) the due and punctual payment of all monetary obligations hereunder of Maker to Payee and any reasonable costs and expenses (including, but not limited to, all legal fees and expenses) of collection or enforcement of any such obligations and (ii) the due and punctual payment of any costs and expenses incurred in connection with the realization of the security for which this Note provides and any reasonable costs and expenses (including, but not limited to, all legal fees and expenses) incurred in connection with any proceedings to which this Note may give rise (collectively referred to herein as "Liabilities"), Maker hereby transfers, assigns, grants, bestows, sells, conveys and pledges to Payee a first security interest in the Collateral (as herein defined), which security interest shall remain in full force and effect until all of the Liabilities shall have been paid in full to Payee, or until this Note is cancelled as set forth herein.

      For purposes of this Note, "Collateral" shall mean all of Maker's right, title and interest in and to the Shares, represented by the stock certificate to be issued to the Payee in connection with the execution of this Note, and all proceeds and products thereof (as the foregoing terms are defined in the Uniform Commercial Code as in effect in the State of New York).

      Concurrently with the Maker's execution and delivery of this Note, Maker has (a) duly executed in blank a stock power required by the pledge of the Collateral hereunder; (b) delivered the stock certificate representing the Collateral to Escrow Agent (as defined in Subscription Agreement) to be held by the Escrow Agent pending the payment in full of this Note; and (c) irrevocably appointed Payee as Maker's attorney-in-fact to complete the stock power to realize upon the Collateral upon nonpayment of principal or interest under this Note, with such appointment being coupled with an interest.

      This Note may be prepaid in whole or in part without premium or penalty or at any time and from time to time at the option of the Maker. Contemporaneously with Maker's final payment of all amounts due under this Note, the original copy shall be marked "Paid in Full" and signed by Payee, and the cancelled original copy of the Note and all Collateral shall be returned by Payee to Maker. Notwithstanding the foregoing, in the event the Registration Statement is

      Except as contemplated by this Note, Maker shall not encumber or grant a security interest in any of the Collateral, without the prior written consent of Payee, and Maker hereby represents that he has not done so heretofore and, other than the grant of the security interest contemplated hereby, the Collateral pledged by him hereunder is, and will be, owned by him free and clear of all liens and encumbrances.

      In the event the Maker defaults in the payment of this Note, the Payee shall give written notice of such default to the Maker. In the event the Maker does not pay all outstanding principal due within five business days of his receipt of such notice, Payee may thereupon proceed against the Maker to collect the Principal Amount.

      If the Maker does not pay the Principal Amount to the Payee within such five business day period, then Payee may, to the extent permitted by applicable law, either (i) sell for the account of the Maker any and all of the Shares in the Payee's discretion in such quantities or lots as may seem best to the Payee, at which sale or sales the maker may bid and purchase, or (ii) return such shares to treasury. After first applying the proceeds of the sale to the payment of the expenses of sale, the Payee shall then apply the proceeds to the satisfaction of this Note, and thereafter may pay any surplus and deliver any unsold Shares to the Maker. In the event that Payee is prohibited by applicable law from selling the Shares, Payee shall be entitled to retain a sufficient number of Shares such that the product obtained by multiplying the number of shares retained by Payee hereunder times the officially reported market closing price for comparable Shares on the date this remedy is exercised shall be equal to the balance due hereunder. Thereupon, all obligations between the Maker and Payee under this Note and Pledge Agreement shall cease. In the event that the sale of the full amount of Shares does not generate sufficient funds to retire this Note and satisfy Maker's obligations hereunder, or in the event that the Maker is prohibited from selling such Shares and retains the Shares as provided herein, the Maker will be responsible for the balance of the Principal Amount due.

      In the event the Registration Statement has not been declared effective on or prior to the one year anniversary of the date of this Agreement (i) the Payee shall return to the Maker the payment the Maker made to the Maker pursuant to
Section 3.1 of the Subscription Agreement, and (ii) the Escrow Agent shall return the Securities to the Company for cancellation.

      This Note shall be governed by, and construed in accordance with the internal laws of the State of New York without giving effect to the conflict of laws provisions thereof.

      IN WITNESS WHEREOF, Maker has executed and delivered this Note and Pledge Agreement as of the date first above written.

                                    Maker




                                    ---------------------------



Acknowledged and Agreed to
Effective as of the date first written above.

Supreme Realty Investments, Inc.


By: ________________________
      Zujun Xu, President

                             IRREVOCABLE STOCK POWER


FOR VALUE RECEIVED, The undersigned does (do) hereby sell, assign and transfer unto

------------------------------------------------------------------------------

------------------------------------------------------------------------------

---------------------------------------------        -------------------------
S. S. # or F. I. D. #


__________________ Shares of the Common Stock of Supreme Realty Investments, Inc. represented by certificate(s) no(s)________________________________________
inclusive, standing in the name of the undersigned on the books of said Company.

The undersigned does (do) hereby irrevocably constitute and appoint Supreme Realty Investments,

Inc. Attorney to transfer the said stock on the books of said Company, with full power of substitution in the premises.





-----------------------------------------------


-----------------------------------------------
  person(s) executing this power sign(s) here


-----------------------------------------------------------------
                                WITNESS

                                   SCHEDULE 1

---------------------------- ------------------------------------- ---------------------- -----------------
         Investors                         Address                 Number of Shares of    Purchase Price
                                                                   Common Stock Acquired
---------------------------- ------------------------------------- ---------------------- -----------------
1)  Yujiao Xiong             No. 5A, Zuanshi Ge,                         8,250,000           USD 150,000
                             Fuqiang Yi Tian Ming Yuan,
                             Fu Tian Qu, Shenzhen City, P.R.
                             China
---------------------------- ------------------------------------- ---------------------- -----------------
2)  Youming Xiong            No. 5A, Zuanshi Ge,                         8,250,000           USD 150,000
                             Fuqiang Yi Tian Ming Yuan,
                             Fu Tian Qu, Shenzhen City, P.R.
                             China
---------------------------- ------------------------------------- ---------------------- -----------------
3)  Chaohui Wu               No. 5A, Zuanshi Ge,                         8,250,000           USD 150,000
                             Fuqiang Yi Tian Ming Yuan,
                             Fu Tian Qu, Shenzhen City, P.R.
                             China
---------------------------- ------------------------------------- ---------------------- -----------------
4)  Pingxin Liu              No. 5A, Zuanshi Ge,                         8,250,000           USD 150,000
                             Fuqiang Yi Tian Ming Yuan,
                             Fu Tian Qu, Shenzhen City, P.R.
                             China
---------------------------- ------------------------------------- ---------------------- -----------------
5)  Bo Chen                  No. 5A, Zuanshi Ge,                         8,250,000           USD 150,000
                             Fuqiang Yi Tian Ming Yuan,
                             Fu Tian Qu, Shenzhen City, P.R.
                             China
---------------------------- ------------------------------------- ---------------------- -----------------
6)  Wei Liu                  No. 5A, Zuanshi Ge,                         2,750,000           USD 50,000
                             Fuqiang Yi Tian Ming Yuan,
                             Fu Tian Qu, Shenzhen City, P.R.
                             China
---------------------------- ------------------------------------- ---------------------- -----------------
7)  Juhua Wang               No. 5A, Zuanshi Ge,                         2,750,000           USD 50,000
                             Fuqiang Yi Tian Ming Yuan,
                             Fu Tian Qu, Shenzhen City, P.R.
                             China
---------------------------- ------------------------------------- ---------------------- -----------------
8)  Shaoke Chen              No. 5A, Zuanshi Ge,                         2,750,000           USD 50,000
                             Fuqiang Yi Tian Ming Yuan,
                             Fu Tian Qu, Shenzhen City, P.R.
                             China
---------------------------- ------------------------------------- ---------------------- -----------------
9)  Hanping Lee              No. 5A, Zuanshi Ge,                         2,750,000           USD 50,000
                             Fuqiang Yi Tian Ming Yuan,
                             Fu Tian Qu, Shenzhen City, P.R.
                             China
---------------------------- ------------------------------------- ---------------------- -----------------
10) Mingtung Chen            No. 5A, Zuanshi Ge,                         2,750,000           USD 50,000
                             Fuqiang Yi Tian Ming Yuan,
                             Fu Tian Qu, Shenzhen City, P.R.
                             China
---------------------------- ------------------------------------- ---------------------- -----------------